Draft dated: 1-27-97                                            EXHIBIT 99.1
                                                                ------------
                       MECHANICAL TECHNOLOGY INCORPORATED

            968 ALBANY-SHAKER ROAD           LATHAM, NEW YORK 12110

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of Mechanical Technology Incorporated will be held at the Desmond, 660 Albany-Shaker Road, Albany, New York, on Wednesday, April 16, 1997, at 10:00 A.M. local time (refreshments will be served at 9:15 A.M.) for the following purposes:

1. To elect [____] Directors of the Company to hold office until the next Annual Meeting of Shareholders of the Company.

2. To vote on the approval of Coopers & Lybrand as the auditors of the Company.

3. To consider and transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 3, 1997, are entitled to notice of and to vote at the meeting or any adjournment. The Proxy Statement and Annual Report of the Company for the fiscal year ended September 30, 1996, are enclosed.

Whether or not you expect to attend the meeting in person, kindly mark, sign, date and return the enclosed Proxy in the envelope provided so that your stock will be represented. Your Proxy is revocable up to the time it is voted, and you may vote in person at the Annual Meeting even though you have previously submitted your Proxy.



John Recupero                                               Latham, New York
Secretary                                                   March 10, 1997





                            YOUR VOTE IS IMPORTANT

                 YOU ARE URGED TO MARK, DATE, SIGN, AND PROMPTLY
                  RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE

Draft dated: 1-27-97

                       MECHANICAL TECHNOLOGY INCORPORATED
                            968 ALBANY-SHAKER ROAD
                            LATHAM, NEW YORK  12110


                                PROXY STATEMENT

                                March 10, 1997



This Proxy Statement, first being mailed to shareholders on approximately March 10, 1997, is furnished in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting of Shareholders to be held on April 16, 1997, and at any adjournment thereof.

A proxy is enclosed for use at the meeting. The proxy may be revoked at any time before it is exercised. If a shareholder specifies in this proxy how it is to be voted on a matter as to which a choice is indicated, the proxy will be voted in accordance with such specification. If no specification is made, the proxy will be voted for the election of the nominees listed therein and for approval of the auditors.


OUTSTANDING SHARES AND VOTING RIGHTS

All holders of Common Stock of record at the close of business on March 3, 1997, are entitled to notice of and to vote at the Annual Meeting of Shareholders to be held on April 16, 1997, at the Desmond, 660 Albany-Shaker Road, Albany, New York. At the close of business on March 3, 1997, the Company had outstanding 5,899,201 shares of Common Stock, which is the only class of securities entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on the matters to be voted upon by such shareholders.


ELECTION OF DIRECTORS




   [THIS DRAFT OF THE PROXY STATEMENT CONTAINS INFORMATION ON THE COMPANY'S CURRENT DIRECTORS ONLY. THE COMPANY'S BOARD OF DIRECTORS HAS NOT YET TAKEN ACTION TO DESIGNATE ITS NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS AT THE FORTHCOMING ANNUAL MEETING, OR THE NUMBER OF DIRECTORS TO BE ELECTED THEREAT.]

Draft dated: 1-27-97

											       YEAR FIRST
                                    PRINCIPAL OCCUPATION           BECAME A
NAME                        AGE          OR EMPLOYMENT             DIRECTOR
----------------------      ---    -----------------------------   ---------
Harry Apkarian(1)            74     Director and Former Chairman      1961
                                    of the Board of Directors of
                                    the Company

R. Wayne Diesel (3)          51     Chief Executive Officer           1994
                                    of the Company

Alan P. Goldberg (1),(3)     51     President & Co-Chief Executive    1996
                                    Officer First Albany Companies
                                    Inc.

Stanley I. Landgraf(1),(2)   71     Retired                           1993

George C. McNamee (3)        50     Chairman of the Board of the      1996
                                    Company and Chairman & Co-Chief
                                    Executive Officer First Albany
                                    Companies Inc.

E. Dennis O'Connor(2)        57     Director-New Products and         1993
                                    Technology, Masco Corporation

Dr. Beno Sternlicht(2)       69     President Benjosh                 1996
                                    Management Corporation
--------------
(1)Member of the Compensation Committee.
(2)Member of the Audit Committee.
(3)Member of the Nominating Committee.

CERTAIN INFORMATION REGARDING DIRECTORS

Mr. Apkarian, one of the founders of the Company, served as President from the time it was organized in 1961 until 1984 and as Chief Executive Officer from 1961 to 1991. He was Chairman of the Board of the Company from 1984 until August 1993; he continues as an employee of the Company.

Mr. Diesel was elected Chief Executive Officer of the Company in February 1994 and prior to December 1996 also held the title of President. Prior to February 1994, he had been Chief Financial Officer since 1991 and President since March 1993 of Lawrence Management Group, and Treasurer of the Lawrence Insurance Group, Inc. since March 1993. From 1988 until his association with Lawrence Group, Inc., Mr. Diesel was Administrative Vice President responsible for corporate administration, human resources and strategic planning at KeyCorp. Previously, he held various executive positions with the State of New York. Following his election as President and Chief Executive Officer of the Company in February 1994, Mr. Diesel was also elected Chairman of the Board and Chief Executive Officer of the Corporation's United Telecontrol Electronics, Inc. subsidiary ("UTE"). A few weeks later, UTE's request for a $7.8 million equitable adjustment ("REA Claim") of the contract price on its Advanced Medium Range Air-To-Air Missile ("AMRAAM") launcher contract was denied; as a result, UTE was forced to seek protection from creditors under Chapter 11 of the Federal Bankruptcy Code in April 1994. While Mr. Diesel was Chairman of the Board and Chief Executive

Draft dated: 1-27-97
Officer of UTE at the time of the UTE bankruptcy filing, the bankruptcy had its genesis in events that occurred prior to Mr. Diesel's relationship with the Company or with UTE.

Mr. Goldberg is the President & Co-Chief Executive Officer and a Director of First Albany Companies Inc. ("FAC", see "Securities Ownership of Certain Beneficial Owners" in the section entitled "Additional Information", below). He is Chairman of the Board of Trustees of the Albany Institute of History and Art, is Chairman of the Albany -Colonie Chamber of Commerce and a Director of the Center for Economic Growth and the Albany Symphony Orchestra.

Mr. Landgraf is a Trustee of Rensselaer Polytechnic Institute ("RPI") in Troy, New York; a Director of Albany International, Inc. in Albany, New York; a Director of Elenel Industries, Inc. in Milford, Massachusetts; a Director of Albany Molecular Research Co., in Albany, New York; and a member of the Board of Trustees of the Victory Funds (mutual funds). Mr. Landgraf was Chairman and Chief Executive Officer of Mohasco Corporation, in Amsterdam, New York, a manufacturer of textile products, before retiring in 1985. Mr. Landgraf also served as Acting President of RPI from March 1987 to March 1988.

Mr. McNamee, Chairman of the Company's Board of Directors, is the Chairman & Co-Chief Executive Officer and a Director of FAC (see "Securities Ownership of Certain Beneficial Owners" in the section entitled "Additional Information", below). Mr. McNamee is a member of the Board Directors of MapInfo Corporation, The Meta Group, Inc., and Internet Shopping Network, Inc. He also serves on the Board Directors of the New York State Science and Technology Foundation, and is a member of the Regional Firms Advisory Committee to the Board of the New York Stock Exchange.

Mr. O'Connor has been the Director of New Products and Technology for Masco Corporation, Taylor, Michigan, a diversified manufacturer of building and home improvement, home furnishings, and other specialty products for the home and family, since April 1984. He is a member of the Board of Directors of the Inventor's Council of Michigan, a Michigan non-profit corporation. The Company understands that Mr. O'Connor was selected by Masco Corporation as its designee on the Company's Board of Directors pursuant to agreements entered into in connection with the 1992 transaction by which Masco sold 1,730,000 shares of the Company's Common Stock to subsidiaries of the Lawrence Insurance Group, Inc. (see "Security Ownership of Certain Beneficial Owners" in the section entitled "Additional Information", below); the Lawrence Insurance Group, Inc. subsidiaries agreed to vote their shares to elect a designee of Masco to the Company's Board of Directors so long as Masco remains liable under a guarantee it had executed in connection with the Company's obligations under a line of credit.

Dr. Sternlicht, also one of the founders of the Company, has been President of Benjosh Management Corporation, a management firm in New York, New York, since 1976. He previously served as a Director of the Company from 1961 to 1992. Prior to 1985, he had held a number of positions with the Company. At the time of his departure he served as Vice Chairman of the Board of Directors and Technical Director.

Draft dated: 1-27-97
COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company, although it is not involved in day-to-day operating details. Members of the Board are kept informed of the Company's business by various reports sent to them, as well as by operating and financial reports made at Board and Committee meetings by the officers of the Company. The Board of Directors held eight meetings during fiscal 1996. All Directors attended at least 75% of all meetings of the Board, and of all Board committees on which they serve, held during fiscal 1996.

The Company's Board of Directors has established Audit, Compensation and Nominating Committees. The Audit Committee reviews with the independent auditors the plan and results of the auditing engagement including the auditors' assessment of internal accounting controls; it also recommends the appointment of the public auditors to the Board of Directors. One Audit Committee meeting was held during fiscal 1996. The Compensation Committee determines compensation for officers and employee Directors, and the aggregate amount to be disbursed as incentive compensation to Director and non-Director officer employees. Two Compensation Committee meetings were held during fiscal 1996. The Nominating Committee considers the performance of incumbent Directors, seeks out and interviews qualified candidates for consideration as potential Directors, and recommends candidates for designation by the full Board as the Board's nominees to stand for election at the Annual Meeting of Shareholders and for election by the Board to fill interim vacancies on the Board. At the present time, the Nominating Committee has not established any procedures for consideration of director-candidates submitted by shareholders. No meetings of the Nominating Committee were held during Fiscal 1996.


APPROVAL OF AUDITORS

At the Annual Meeting, the shareholders will consider a proposal to ratify the reappointment of Coopers & Lybrand as the auditors of the Company, subject to the receipt of a satisfactory letter of engagement from such firm. Coopers & Lybrand have been the Company's auditors since 1978. While approval of auditors by the shareholders is not required by the By-Laws of the Company, management believes that it is an appropriate matter for shareholder consideration. Should the Board's appointment of the auditors not be ratified, other auditors will be appointed by the Board of Directors.

Representatives of Coopers & Lybrand are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.


The Board of Directors recommends that shareholders vote FOR the ratification of the appointment of Coopers & Lybrand as independent public accountants for 1997.

Draft dated: 1-27-97
                             ADDITIONAL INFORMATION

EXECUTIVE COMPENSATION

The following table sets forth information with respect to the compensation for services to the Company and its subsidiaries, during the Company's fiscal year ended September 30, 1996 (and during the Company's two prior fiscal years), of each person who served as Chief Executive Officer during such year, and of all other persons who served as executive officers of the Company during such year whose total annual compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------
                                  Annual                  Long-Term
                               Compensation                Compen-
                                                           sation
-------------------------------------------------------------------------------
Name & Principal  Fiscal  Salary    Bonus      Other      Restricted     All
Position           Year                        Annual       Stock       Other
                                               Compen-     Awards(1)  Compen-
                                               sation                  sation
-------------------------------------------------------------------------------
R. Wayne Diesel   1996   $200,000   $  -        -         $   -      $ 8,000(2)
President & CEO   1995   $190,764   $  -        -         $ 12,500   $ 4,452(2)
                  1994   $129,744   $  -        -         $ 12,500   $   -
-------------------------------------------------------------------------------
Stephen Sullivan  1996   $130,310   $  -        -         $   -      $ 4,840(2)
President, Ling   1995   $139,617   $  -        -         $   -      $ 5,306(2)
Electronics, Inc. 1994   $118,927   $  -        -         $   -      $ 4,838(2)
-------------------------------------------------------------------------------
Douglas McCauley  1996   $110,807   $ 7,000     -         $   -      $   -
Vice-President    1995   $100,152   $ 5,000     -         $   625    $ 1,669(2)
Technology Group  1994   $105,000   $  -        -         $ 6,250    $ 4,200(2)
-------------------------------------------------------------------------------
Stephen T. Wilson 1996   $107,903   $10,000     -         $   -      $ 2,620(2)
Chief Financial   1995   $ 60,846   $  -        -         $   -      $   -
Officer           1994   $   -      $  -        -         $   -      $   -
-------------------------------------------------------------------------------
Denis P. Chaves   1996   $ 99,167   $37,000     -         $   -      $ 3,966(2)
Vice-President,   1995   $ 95,000   $10,000     -         $   625    $ 3,800(2)
LAB and Advanced  1994   $ 93,500   $ 7,500     -         $   -      $ 3,800(2)
Products Divisions
-------------------------------------------------------------------------------

(1) This column shows the market value on the date of grant of shares of the Company's Common Stock awarded under the Company's Restricted Stock Incentive Plan. The Plan expired on December 31, 1994. The restrictions on these shares lapse on a scheduled basis as determined by the Board of Directors at the time of grant or upon death. The recipient has voting and dividend rights to the shares from the date of award. The aggregate holdings/value of shares of Restricted Stock, as to which the restrictions have not lapsed, on September 30, 1996, (based on a price on that date of $1.75 per share) by the individuals listed in this table, including the awards shown in this column, are: Mr. Diesel, 28,000 shares/$49,000; Mr. Sullivan, 1,000 shares/$1,750;

Draft dated: 1-27-97
Mr. McCauley, 6,000 shares/$10,500 and Mr. Chaves, 2,000 shares/$3,500. In November 1996, the Board of Directors took action to accelerate the vesting of shares held by Messrs. Diesel (23,000 shares), McCauley (1,500 shares), and Chaves (1,500 shares) that were still subject to restrictions under the Plan; as a result, all restrictions under the Plan have lapsed as to all shares held by Messrs. Diesel and Chaves, while 4,000 shares held by Mr. McCauley remain subject to restrictions under the Plan.

(2) Represents Company matching contributions of $1.00 for each $1.00 contributed by the named individual to the 401(k) Savings Plan up to a maximum of 4% of base pay.


COMPENSATION COMMITTEE REPORT

COMPENSATION POLICIES FOR OFFICERS. The Company's compensation program for executive officers and employee directors currently consists of an annual salary and bonus payments which are primarily designed to reward performance.

For the year 1996, the Committee used the following criteria in making compensation decisions for executive officers:

        *  Company and individual affiliate financial performance.

        * Implementation of programs to improve working capital and cash flow, and to diversify the Company's product offerings and strengthen its technology resources.

        *  Resolution of major outstanding issues with the U.S.
           Government.

CHIEF EXECUTIVE OFFICER COMPENSATION. Mr. Diesel was appointed Chief Executive Officer effective February 1994 and prior to December 1996, also held the title of President. He was recruited from outside the Company and had previously held senior management positions in the insurance and banking industries, and with New York State. The compensation package offered Mr. Diesel took into consideration his experience and expertise; the size, diversity and needs of the business; and compensation levels at companies of comparable size and industry. The compensation package included: (1) a base salary, effective February 4, 1994; (2) the potential for cash incentive bonuses based on performance; and (3) stock grants under the Company's Restricted Stock Incentive Plan. For the period October 1, 1994 through September 30, 1996 there were no changes to his annual compensation and no cash incentive bonuses were paid. The Committee did, however, take action in November 1996 to accelerate the vesting of 23,000 shares held by Mr. Diesel that were still subject to restrictions under the Restricted Stock Incentive Plan; as a result, all restrictions under the Plan have lapsed as to all shares held by Mr. Diesel.


                                             Compensation Committee


                                             Stanley I. Landgraf, Chairman
                                             Harry Apkarian
                                             Alan P. Goldberg

Draft dated: 1-27-97
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors ("Committee") approves all of the policies under which compensation is paid or awarded to the Company's officers and employee directors. The Committee consists of two non-employee Directors (Mr. Landgraf and Mr. Goldberg) and one employee Director (Mr. Apkarian). Mr. Lawrence A. Shore, formerly a Director of the Company who was not re-elected at the Company's 1996 Annual Meeting of Shareholders on May 16, 1996, also served on the Compensation Committee while he was a member of the Board.

Mr. Shore and Mr. Apkarian are both former Chief Executive Officers of the Company. Mr. Shore had served as the Company's Chief Executive Officer from July 1992 until February 1993. Mr. Apkarian was Chief Executive Officer of the Company from 1961 until 1991 and was Chairman of the Board of Directors from 1984 until his resignation from this position in August 1993. Mr. Apkarian does not vote on matters pertaining to his own compensation.

Mr. Goldberg is Co-Chief Executive Officer of First Albany Companies, Inc. ("FAC") (see "Security Ownership of Certain Beneficial Owners", below). During fiscal 1996, First Albany Corporation, a wholly-owned subsidiary of FAC, acted as placement agent in connection with a private placement of 1,333,333 shares of the Company's Common Stock, pursuant to which the Company raised approximately $1.9 million of additional capital (net of expenses of the offering), for which First Albany Corporation was paid a fee.

During fiscal 1996, FAC purchased 909,091 shares of the Company's Common Stock from the New York State Superintendent of Insurance as the court-ordered liquidator of United Community Insurance Company ("UCIC"). In connection with this purchase, FAC also acquired certain rights to an obligation ("Term Loan") due from the same finance company ("FCCC") to whom the Company is obligated under the Note Payable, due December 31, 1996; at September 30, 1996, the Note Payable had an outstanding principal balance of $3.0 million and accrued interest of $1.1 million. FCCC is in default of its Term Loan to UCIC. FAC, as the owner of the rights to the Term Loan, filed suit seeking payment. Collateral for the FCCC Term Loan includes the Company's Note Payable to FCCC. FAC has exercised its rights to the collateral securing the Term Loan, including the right to obtain payment on the Note Payable directly from the Company. The Company and FAC have entered into an agreement dated as of December 27, 1996 under which the Company issued to FAC 1.0 million shares of Common Stock in full satisfaction of the Note Payable. On December 27, 1996, the last sale price of the Company's Common Stock, as reported by NASDAQ, was $2.00 per share.

Until his resignation from such positions in March 1996, Mr. R. Wayne Diesel, President, Chief Executive Officer and a Director of the Company, was a member of the Board of Directors of Lawrence Insurance Group, Inc., and served on the Compensation Committee of the Lawrence Insurance Group, Inc. Board; Mr. Albert W. Lawrence, formerly a Director of the Company who was not re-elected at the Company's 1996 Annual Meeting of Shareholders on May 16, 1996, is Chairman of the Board of Lawrence Insurance Group, Inc. (see "Security Ownership of Certain Beneficial Owners").

Draft dated: 1-27-97
EMPLOYMENT AGREEMENTS

The Company has an agreement with Mr. Diesel which provides that Mr. Diesel will receive an annual base salary of $200,000 and is eligible to receive incentive compensation at the discretion of the Compensation Committee. Per this agreement, Mr. Diesel was awarded an initial grant under the Company's Restricted Stock Incentive Plan of 10,000 shares; in December 1994, the Committee awarded Mr. Diesel an additional 25,000 shares under such Plan. The agreement also states that if Mr. Diesel is removed from the position of President and CEO for reasons other than cause during his first three years of employment, the Company will pay him severance payments equivalent to a maximum of one year's base salary plus insurance benefits.

The Company also has an agreement with Mr. Apkarian terminating on September 30, 1997 or upon Mr. Apkarian's retirement, whichever occurs first. This agreement provides that Mr. Apkarian will continue as an employee and a Director of the Company at an annual salary of $130,000. The agreement also provides an annual bonus of $10,000 which he will use to purchase $250,000 of term life insurance. Upon his retirement, an annual pension supplement of $50,000 will be paid until September 30, 1997, and if Mr. Apkarian dies during this period, a survivor's benefit payment of $25,000 per year will be paid to his spouse, if then living, for the remainder of the payment period. In addition, the agreement provides for the payment of club dues and the use of a Company automobile for which Mr. Apkarian pays 50% of the lease payments.

DIRECTORS COMPENSATION

Directors who are not officers or employees receive Director's fees of $750 for each Board meeting attended. Directors also are reimbursed for travel expenses incurred in attending meetings.

COMPARISON OF FIVE YEAR CUMULATIVE RETURN AMONG MECHANICAL TECHNOLOGY INCORPORATED (MTIX), S&P 500 INDEX, AND S&P HIGH TECH COMPOSITE INDEX (1)

                                                  S&P
Measurement Period                   S&P       High Tech
(Fiscal Year Covered)     MTIX    500 Index      Index
---------------------    ------   ---------    ---------

Measurement Pt-9/30/91   $ 100      $ 100        $ 100

FYE 9/30/92              $ 100      $ 111        $ 102
FYE 9/30/93              $  70      $ 125        $ 123
FYE 9/30/94              $   3      $ 130        $ 143
FYE 9/30/95              $  45      $ 169        $ 226
FYE 9/30/96              $  70      $ 203        $ 277

(1) Assumes that $100 was invested on September 30, 1991 in Mechanical Technology Inc. Common Stock, the S&P 500 and the S&P High Tech composite Index, and that all dividends were reinvested.

Draft dated: 1-27-97

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of December 31, 1996 in respect of each person known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock.



                                               Amount of
                                               Beneficial       Percent
   Name                Address                 Ownership        of Class
------------------   --------------------      ------------     --------
First Albany         30 South Pearl St.        2,035,698(A)       34.5%
Companies Inc.       Albany, N.Y. 12207

Lawrence Insurance   500 Fifth Avenue            820,909(B)       13.9%
Group, Inc.          New York, N.Y. 10110



(A) On May 7, 1996, First Albany Companies, Inc. ("FAC") purchased 909,091 shares of the Company's Common Stock previously owned by United Community Insurance Company ("UCIC", a subsidiary of Lawrence Insurance Group, Inc. ("LIG") which is undergoing a court-ordered liquidation). According to the
Schedule 13D Amendment No. 3, dated May 8, 1996, filed by FAC with respect to the purchase of these shares, FAC paid $1.50 per share (a total of $1,363,637) for the shares previously owned by UCIC; also according to FAC's
Schedule 13D Amendment No. 3, the funds for its purchase of the 909,091 shares previously owned by UCIC came from working capital. In addition, in connection with FAC's purchase of the shares previously owned by UCIC, FAC was granted an irrevocable proxy to vote those shares at the Company's Annual Meeting of Shareholders held on May 16, 1996.

The purchase by FAC of the shares previously owned by LIG's UCIC subsidiary, when combined with shares previously purchased by FAC in open-market transactions, gave FAC ownership of 1,035,698 shares of the Company's Common Stock (approximately 29% of the then outstanding shares), and resulted in FAC becoming the Company's largest shareholder.

At the Company's Annual Shareholders' Meeting held on May 16, 1996 Messrs. George C. McNamee and Alan P. Goldberg, Co-Chief Executive Officers of FAC, were elected to the Company's Board of Directors. Incumbent Directors Albert
W. Lawrence and Lawrence A. Shore (who were among the nominees for re-election to the Board proposed in the Proxy Statement for the Meeting prepared by the Company's management but whose re-election was opposed by FAC in its Proxy Statement for solicitation of proxies in opposition to management's solicitation) were not re-elected to the Board, and accordingly their terms as Directors of the Company expired at the Meeting; all other incumbent Directors (i.e., Messrs. R. Wayne Diesel, Harry Apkarian, Stanley
I. Landgraf, and E. Dennis O'Connor), whose re-election was supported by FAC in its Proxy Statement, were re-elected to the Board.

At its organizational meeting following the Shareholders' Meeting, the newly-constituted Board elected George C. McNamee as its Chairman, and re-elected
R. Wayne Diesel as President and Chief Executive Officer.  In addition, the

Draft dated: 1-27-97
Board voted to increase the number of Directors from 6 to 7, and elected Dr. Beno Sternlicht, a co-founder of the Company, to fill the newly-created position.

As a result of the foregoing share purchases and elections, a change in control of the Company may be deemed to have occurred.

As discussed more fully under "Compensation Committee Interlocks and Insider Participation", above, FAC acquired certain rights to the Term Loan due from FCCC (the finance company to whom the Company is obligated under the Note Payable), and the Company and FAC have entered into an agreement dated as of December 27, 1996 under which the Company issued to FAC 1.0 million shares of Common Stock in full satisfaction of the Note Payable

Messrs. McNamee and Goldberg may be deemed the beneficial owners of at least a portion of the shares owned by FAC. However, Messrs. McNamee and Goldberg disclaim such beneficial ownership.

(B) 363,636 of these shares are owned of record by United Republic Insurance Company ("URIC"), and the balance are owned of record by wholly-owned subsidiaries of URIC as follows: Global Insurance Company - 349,068 shares; and Senate Insurance Company - 108,205 shares. 78.6% of the outstanding stock of URIC is owned by Lawrence Insurance Group, Inc. ("LIG"); the remaining 21.4% is owned by United Community Insurance Company, another subsidiary of LIG which is under the control of the Superintendent of Insurance of the State of New York and is undergoing a court ordered liquidation. While the shares of the Company's Common Stock owned by URIC and its subsidiaries are still held of record as set forth previously, the SEC Form 10-Q Report of LIG for the quarter ended March 31, 1996 discloses that LIG disposed of those shares during that quarter by selling them to Lawrence Group, Inc.; to date, however, no transfer of such shares on the Company's records has been made, nor has such a transfer been requested.

According to the April 22, 1996 Proxy Statement of Lawrence Insurance Group, Inc. for its May 23, 1996 Annual Meeting of Stockholders, Lawrence Group, Inc. is the beneficial owner of approximately 93% of the outstanding shares of the common stock of Lawrence Insurance Group, Inc. The Company understands that Albert W. Lawrence (formerly a Director of the Company) is, along with Barbara C. Lawrence, his wife, the owner of 100% of the common stock of Lawrence Group, Inc.; as a result, Mr. and Mrs. Lawrence may be deemed to be the beneficial owners of the shares of the Company's Common Stock held of record by URIC and its subsidiaries and referred to in the preceding paragraph.


SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of shares of the Company's Common Stock by (i) each Director of the Company, (ii) each named executive officer described in the section of this Proxy Statement captioned "Executive Compensation", and (iii) all present Directors and Officers of the Company as a group, as of December 31, 1996.

Draft dated: 1-27-97
          Name of                 Amount and Nature of          Percent of
       Beneficial Owner           Beneficial Ownership(1)          Class
      -------------------              -------------             ----------
      Harry Apkarian                      288,001(2)                4.9%
      Denis P. Chaves                       2,600                    *
      R. Wayne Diesel                      35,000(3)                 *
      Alan P. Goldberg                  2,097,364(4)               35.6%
      Stanley I. Landgraf                   1,000                    *
      Douglas McCauley                      8,000(2)                 *
      George C. McNamee                 2,135,698(4)               36.2%
      E. Dennis O'Connor                      -0-                    *
      Dr. Beno Sternlicht                 126,250(5)                2.1%
      Stephen Sullivan                      5,000(2)                 *
      Stephen T. Wilson                       -0-                    *

     All present Directors and          2,663,215(2),(3),(4),(5)   45.1%
     Officers as a group (12 persons)
-------------------------------------
 * Percentage is less than 1.0% of the outstanding Common Stock.

(1)To the best of the Company's knowledge, based on information reported by such Directors and officers or contained in the Company's shareholder records. Except as otherwise indicated, each of the named persons is presumed to have sole voting and investment power with respect to all shares shown. None of the Company's present Directors or officers other than Messrs. Goldberg and McNamee (see "Security Ownership of Certain Beneficial Owners," above), Mr. Apkarian, and Dr. Sternlicht beneficially own more than 1% of the Company's outstanding Common Stock; all present Directors and officers as a group beneficially own, in the aggregate, approximately 45.1% of the Company's outstanding Common Stock.

(2)Includes shares granted under the Company's Restricted Stock Incentive Plan which are still subject to forfeiture as follows: Mr. Apkarian, 1,500 shares; Mr. McCauley, 4,000 shares; and Mr. Sullivan, 500 shares. All present Directors and officers as a group, 6,000 shares.

(3)Does not include 100 shares held by Mr. Diesel's wife as custodian for their minor child; Mr. Diesel disclaims beneficial ownership of such shares.

(4)Includes 2,035,698 shares owned by First Albany Companies Inc.; see "Security Ownership of Certain Beneficial Owners". However, Messrs. McNamee and Goldberg disclaim beneficial ownership of such shares.

(5)Does not include 26,650 shares owned by Dr. Sternlicht's wife or 18,150 shares held by Dr. Sternlicht's wife as custodian for their children; Dr. Sternlicht disclaims beneficial ownership of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent sharehold-ers are required by SEC regulation to furnish the Company with copies of all

Draft dated: 1-27-97
Section 16(a) forms they file.

Based on Company records and other information, the Company believes that all SEC filing requirements applicable to its directors and officers with respect to the Company's fiscal year ended September 30, 1996 were complied with.

                        ANNUAL REPORT TO SHAREHOLDERS

The Company's Annual Report to Shareholders accompanies this Proxy Statement. The Company's Annual Report on Form 10-K for the year ended September 30, 1996, as filed with the Securities and Exchange Commission, may be obtained by addressing a written request to the Investor Relations Department at the Company's corporate headquarters (968 Albany-Shaker Road, Latham, NY 12110).

                        PROPOSALS OF SECURITY HOLDERS

Proposals by security holders intended to be presented at the Company's Annual Meeting of Shareholders held in 1998 must be received by the Company before October 10, 1997, in order to qualify for inclusion in the Company's Proxy Statement relating to that meeting.

                                OTHER MATTERS

Management does not know of any matters which will be brought before the meeting other than those specifically set forth in the notice thereof. If any other matter properly comes before the meeting, however, it is intended that the shares represented by proxies will be voted with respect thereto in accordance with the best judgment of the persons voting them.

In June 1996 the Board of Directors adopted amendments to the Company's By-Laws relating to the indemnification of the Company's officers and Directors against claims asserted against them in their capacities as such. As amended, the By-Laws require the Company to indemnify its Directors and officers against such claims to the fullest extent permitted by the New York Business Corporation Law ("BCL"), obligate the Company to advance such persons the costs of their defense against such claims, and contain other provisions designed to ensure for such persons the maximum protection possible against such claims. Prior to these amendments, the By-Laws contained only limited indemnity protection for such persons. In addition to indemnification by the Company under these By-Law provisions, the Company continues to maintain indemnification insurance covering all officers and Directors of the Company and its subsidiaries, as permitted by BCL Section 726. The current policy has an annual premium cost of $88,000, and is written by Continental Casualty Company and Royal Indemnity Company.

All expenses incurred in connection with this solicitation of proxies will be borne by the Company.


                                       By Order of the Board of Directors


                                       John Recupero
                                       Secretary
Latham, New York
March 10, 1997